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                             October 29, 2020

       Pierre M. Henry
       Chief Financial Officer
       Trine Acquisition Corp.
       405 Lexington Avenue, 48th Floor
       New York, NY 10174

                                                        Re: Trine Acquisition
Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed October 15,
2020
                                                            File No. 333-248803

       Dear Mr. Henry:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 9, 2020 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Background of the Business Combination, page 180

   1. Revisions made in response to prior comment 18 discuss which terms were negotiated.
                                                        Please revise to
provide further background as to why you arrived at the final terms. For example, provide an
explanation of why you entered into the PIPE and how you
                                                        determined the range of
proceeds for the PIPE.
   2. Revisions made in response to prior comment 19 reference a benchmarking analysis and a discounted future
enterprise valuation analysis. Please revise to provide a summary of these analyses and an
explanation of how the Trine board used them to determine the $1.8 billion equity
valuation of Desktop Metal.
 Pierre M. Henry
Trine Acquisition Corp.
October 29, 2020
Page 2

        You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



                                                           Sincerely,
FirstName LastNamePierre M. Henry
                                                           Division of
Corporation Finance
Comapany NameTrine Acquisition Corp.
                                                           Office of Technology
October 29, 2020 Page 2
cc:       Raphael M. Russo, Esq.
FirstName LastName